Exhibit 3.3

English Translation

State of Israel
Companies Law – 1999

Certificate of Company Name Change

I hereby confirm that pursuant to a resolution and in accordance with Section 31(b) of the Companies Law – 1999, the Company

Lims Laboratory Information Management Systems Ltd.

changed its name and hereinafter will be named

Starlims Technologies Ltd.

Executed by the undersigned in Jerusalem
22/04/2007
Company number     520040247

Sheldon Avidan, Esq. In the name of the Israeli Registrar